                                                              PAGE 1 OF 14 PAGES

                                  SCHEDULE 13D

CUSIP NO. 004527107

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ___)*

                            The Ackerley Group, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    004527107
                                 --------------
                                 (CUSIP Number)

                                  L. Lowry Mays
                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)

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                                                              PAGE 2 OF 14 PAGES

CUSIP NO. 004527107

================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Clear Channel Communications, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER:  0 shares

      NUMBER OF           ------------------------------------------------------
       SHARES             8     SHARED VOTING POWER:  10,172,855(1)(2)
    BENEFICIALLY
      OWNED BY            ------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER:  0 shares
      REPORTING
       PERSON             ------------------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER:  1,170,000 shares(2)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,172,855 shares(1)(2)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     42.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
================================================================================

(1) Includes 9,002,855 shares of common stock, par value $.01 per share, of The Ackerley Group, Inc., that are subject to an irrevocable proxy in connection with a Stockholder Voting and Support Agreement attached as
     Exhibit 99(b). The reporting person may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be deemed an admission that the reporting person is beneficial owner of such shares.

(2) Includes 1,170,000 shares of common stock, par value $.01 per share, of The Ackerley Group, Inc., that are held of record by Clear Channel Investments, Inc., a wholly owned subsidiary of the reporting person. The reporting person may be deemed to beneficially own such shares. The filing of this
     Schedule 13D shall not be deemed an admission that the reporting person is beneficial owner of such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              PAGE 3 OF 14 PAGES

CUSIP NO. 004527107

================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Clear Channel Investments, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Nevada
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER:  0 shares

      NUMBER OF           ------------------------------------------------------
       SHARES             8     SHARED VOTING POWER:  1,170,000 shares
    BENEFICIALLY
      OWNED BY            ------------------------------------------------------
        EACH              9     SOLE DISPOSITIVE POWER:  0 shares
      REPORTING
       PERSON             ------------------------------------------------------
        WITH              10    SHARED DISPOSITIVE POWER: 1,170,000 shares

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,170,000 shares

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     4.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     CO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              PAGE 4 OF 14 PAGES

CUSIP NO. 004527107

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of The Ackerley Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1301 Fifth Avenue, Suite 4000, Seattle, Washington 98101.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name of Person(s) Filing this Statement (the "Filing Parties"):

          Clear Channel Communications, Inc. ("Clear Channel"); and

          Clear Channel Investments, Inc. ("CCI").

     (b)  Principal Business and Office Address:

          The address of the principal business office of Clear Channel and CCI is 200 East Basse Road, San Antonio, Texas 78209.

     (c)  Present Principal Business:

          Clear Channel is a business organization principally engaged in the radio broadcasting, outdoor advertising, and live entertainment venue industry.

          CCI is a business organization principally engaged in the business of making strategic investments.

     (d)  Convictions in Criminal Proceedings During the Last 5 Years:

          Neither of the Filing Parties have been convicted in a criminal proceeding during the last 5 years.

     (e)  Proceedings Involving Federal or State Securities Laws:

          Neither of the Filing Parties have, during the last 5 years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship

          Clear Channel is a business organization organized under the laws of Texas.

          CCI is a business organization organized under the laws of Nevada.

     The attached Schedule I is a list of the directors and executive officers of Clear Channel and CCI which contains the following information with respect to each person:

     (i) name;

     (ii) principal business address; and

     (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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                                                              PAGE 5 OF 14 PAGES

CUSIP NO. 004527107

     None of the directors or executive officers of Clear Channel or CCI have been convicted in a criminal proceeding during the last 5 years.

     None of the directors or executive officers of Clear Channel or CCI have, during the last 5 years, been a party to any civil proceeding as a result of which any such director or executive officer was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Each director and officer of Clear Channel and CCI identified on Schedule I is a United States citizen, with the exception of Roger Parry who is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Clear Channel did not pay any additional consideration to Barry A. Ackerley ("Ackerley") in connection with the execution and delivery of the Voting Agreement and Proxy, both of which are described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION

     (a) (b) Pursuant to an Agreement and Plan of Merger dated as of October 5, 2001 (the "Merger Agreement"), among Clear Channel, CCMM Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), and the Company, and subject to the conditions set forth therein (including approval by the stockholders of the Company), Merger Sub will be merged with and into the Company (the "Merger"). The separate corporate existence of Merger Sub will cease. The Company will be the surviving company in the Merger and will continue its corporate existence as a wholly-owned subsidiary of Clear Channel and will continue to be governed by the laws of the State of Delaware.

     The Merger Agreement provides that, at the effective time of the Merger and without any action on the part of the stockholders, each share of the Common Stock and the Class B common stock, par value $.01 per share (the "Class B Common Stock"), shall be treated as follows (subject to the treatment of fractional shares of Clear Channel common stock described below):

     o each share of the Common Stock and each share of the Class B Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.35 of a share of Clear Channel Common Stock, par value $.10 per share (the "Clear Channel Common Stock");

     o each outstanding option to purchase shares of the Common Stock and Class B Common Stock granted under the Company's stock option plans or otherwise, which is outstanding immediately prior to the effective time of the Merger, whether or not then exercisable, will vest and become exercisable and will be assumed by Clear Channel and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option or agreement prior to the effective time of the Merger (including without limitation adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction), the number of shares of Clear Channel Common Stock as the holder of such option would be entitled to pursuant to the Merger had the holder exercised such option in full immediately prior to the effective time of the Merger; and

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                                                              PAGE 6 OF 14 PAGES

CUSIP NO. 004527107

     o each share of the Common Stock and Class B Common Stock held in the treasury of the Company or by any of the Company's subsidiaries or by Clear Channel or any of Clear Channel's subsidiaries will be canceled and extinguished without any conversion or payment made with respect to such shares.

     No fractional shares of Clear Channel Common Stock will be issued in the Merger. In lieu of any fractional shares of Clear Channel Common Stock, each holder of shares of Common Stock and Class B Common Stock who would otherwise have been entitled to a fraction of a share of Clear Channel Common Stock pursuant to the Merger Agreement will be paid an amount in cash, without interest, equal to such holder's fractional share interest multiplied by the average of the closing prices for a share of Clear Channel Common Stock on the New York Stock Exchange for the five trading days prior to the closing of the Merger.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and filed as Exhibit 99(a) hereto.

     As an inducement to Clear Channel to enter into the Merger Agreement, Ackerley has entered into a Voting and Stockholder Support Agreement, dated October 5, 2001 (the "Voting Agreement"), with Clear Channel, pursuant to which he agreed to vote, until the date the Merger is effectuated or the date the Merger Agreement is terminated, as the case may be, 9,002,855 shares of the Common Stock, which are either held of record by Ackerley or over which he may be deemed to be the beneficial owner of pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     o    in favor of the Merger and the Merger Agreement;

     o against any action that is reasonably likely to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement;

     o against any offer or proposal for, or any indication of interest in (whether or not in writing and whether or not delivered to the Company's stockholders generally), from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets of the Company and its subsidiaries taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole (each a "Material Subsidiary"), (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 15% more of any class of equity securities of the Company or of any of its Material Subsidiaries, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Material Subsidiaries, other than the transactions contemplated by the Merger Agreement (each an "Acquisition Proposal"); and

     o to the extent such action is reasonably likely to materially impede, interfere with, delay, postpone or adversely affect the Merger or the Merger Agreement in any material respect,

               -- against any change in a majority of the Company's board of directors other than in connection with an annual meeting of the Company's stockholders with respect to the slate of directors proposed by the incumbent board of directors (in which case Ackerley agrees to vote for the slate proposed by the incumbent board of directors), or

               -- against any material change in the Company's corporate structure or business (except for those actions contemplated by the Merger Agreement).

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                                                              PAGE 7 OF 14 PAGES

CUSIP NO. 004527107

     In connection with the Voting Agreement, Ackerley also agreed to deliver to Clear Channel an Irrevocable Proxy (the "Proxy") coupled with an interest with respect to such 9,002,855 shares of Common Stock, thereby allowing Clear Channel to vote such shares at any time prior to the date the Merger is effectuated or the date the Merger Agreement is terminated, as the case may be, in accordance with the terms of the Voting Agreement.

     If (i) any of the shares of Common Stock subject to the Voting Agreement or any shares of Class B Common Stock held by Ackerley or deemed to be beneficially owned by Ackerley are disposed of in connection with any Acquisition Proposal, or (ii) the amount of Merger consideration to be received by the holders of Common Stock and Class B Common Stock is increased, Ackerley has agreed to pay to Clear Channel or waive the right to be paid (in the event of an increase in Merger consideration, if Clear Channel so requests) a certain percentage of the profits from such alternative transaction or increase in Merger consideration, as the case may be.

     In addition, Ackerley, pursuant to the terms of the Voting Agreement, may not, unless contemplated by the Merger Agreement, without Clear Channel's consent:

     o offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his Common Stock, or any interest therein;

     o grant any proxies or powers of attorney, deposit any of his Common Stock into a voting trust or enter into a voting agreement with respect to any of such Common Stock;

     o enter into an agreement or arrangement providing for any of the actions described above;

     o take any action that would reasonably be expected to have the effect of preventing or disabling Ackerley from performing his obligations under the Voting Agreement; or

     o request that the Company register the transfer of any certificated or uncertificated interest representing any of his Common Stock (other than as contemplated by the Voting Agreement).

     The description contained in this Item 4 of the transactions contemplated by the Voting Agreement and Proxy are qualified in their entirety by reference to the full text of the Voting Agreement and Proxy, both of which are incorporated herein by reference and filed as Exhibit 99(b) hereto.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Clear Channel and the board of directors of Merger Sub shall become the directors of the Company.

     (e) None, other than as a result of the Merger, the Company will become a wholly-owned subsidiary of Clear Channel.

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                                                              PAGE 8 OF 14 PAGES

CUSIP NO. 004527107

     (f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Clear Channel.

     (g) Upon consummation of the Merger, the bylaws of Merger Sub shall become the bylaws of the Company.

     (h) Upon consummation of the Merger, the Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other as than described above, Clear Channel currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

     Notwithstanding the foregoing, Clear Channel and CCI reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of Clear Channel and CCI, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) and (b) Clear Channel may be deemed, solely for the purpose of Rule 13d-3 of the Exchange Act, to beneficially own, in the aggregate, 10,172,855 shares of the Common Stock, which represent 42.2% of the outstanding Common Stock, by virtue of CCI's ownership of 1,170,000 shares of the Common Stock and the 9,002,855 shares of Common Stock subject to the Voting Agreement and Proxy.

     Clear Channel may be deemed, solely for the purpose of Rule 13d-3 of the Exchange Act, to be the beneficial owner of, and have shared dispositive and voting power over 1,170,000 shares of Common Stock held by CCI, which represent 4.9% of the outstanding Common Stock. Pursuant to the Voting Agreement and Proxy, Clear Channel may be deemed, solely for the purposed of Rule 13d-3 of the Exchange Act, to be the beneficial owner of, and share voting power over an additional 9,002,855 shares of Common Stock with Ackerley, which represent 37.4% of the outstanding Common Stock.

     Based upon the terms of the Company's fourth restated certificate of incorporation, the outstanding shares of Common Stock and the Class B Common Stock are entitled to vote on matters submitted to stockholders as a single class (except as otherwise required by Delaware law), with each share of Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, the 10,172,855 shares of Common Stock which may be deemed, solely for the purpose of Rule 13d-3 of the Exchange Act, to be beneficially owned by Clear Channel represent, in the aggregate, 7.6% of the outstanding voting power of the Company; the 1,170,000 shares of Common Stock beneficially owned by (or which may be deemed, solely for the purpose of Rule 13d-3 of the Exchange Act, to be beneficially owned by) Clear Channel and CCI and over which Clear Channel and CCI may be deemed to share voting and dispositive power represent approximately 0.9% of the outstanding voting power of the Company; and the 9,002,855 shares of Common Stock which may be deemed, solely for the purpose of Rule 13d-3 of the Exchange Act, to be beneficially owned by Clear Channel and over which Clear Channel and Ackerley may be deemed to share voting power represent approximately 6.7% of the outstanding voting power of the Company.

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                                                              PAGE 9 OF 14 PAGES

CUSIP NO. 004527107

     Ownership percentages are based upon 24,078,472 shares of Common Stock and 11,020,622 shares of Class B Common Stock outstanding as of September 21, 2001, as represented by the Company in the Merger Agreement (the most recent date for which the Company's outstanding share information has been made available to the Filing Parties).

     Except as set forth herein, Clear Channel and CCI disclaim beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it, and the filing of this Schedule 13D shall not be deemed an admission that Clear Channel or CCI is the beneficial owner of any shares of the Common Stock not held of record by it. The filing of this Schedule 13D shall not be deemed an admission by the Filing Parties that such persons or any other persons constitute a group under Rule 13d-5 under the Exchange Act, and the Filing Parties disclaim membership in a group.

     (c) Except as set forth herein, to the knowledge of Clear Channel and CCI, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     See Item 4 with respect to the Merger Agreement, Voting Agreement and Proxy. Copies of the Merger Agreement and Voting Agreement and Proxy are attached hereto as Exhibit 99(a) and 99(b), respectively. Other than as described herein, to the Filing Parties' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     99(a) Agreement and Plan of Merger, dated October 5, 2001, among Clear
           Channel Communications, Inc., CCMM Merger Sub, Inc. and The Ackerley Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report Form 8-K (File No. 001-10321) filed by Clear Channel on October 9, 2001).

     99(b) Stockholder Voting and Support Agreement, dated as of October 5,
           2001, by and between Clear Channel Communications, Inc. and Barry A. Ackerley, and Irrevocable Proxy, dated October 5, 2001, executed by Barry A. Ackerley (incorporated by reference to Exhibit 2.2 to the Current Report Form 8-K (File No. 001-10321) filed by Clear Channel on October 9, 2001).

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                                                             PAGE 10 OF 14 PAGES

CUSIP NO. 004527107

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: October 16, 2001

                                       CLEAR CHANNEL COMMUNICATIONS, INC.

                                       By: /s/ Herbert W. Hill, Jr.
                                           -------------------------------------
                                           Name:  Herbert W. Hill, Jr.
                                           Title: Senior Vice President/
                                                  Chief Accounting Officer


                                       CLEAR CHANNEL INVESTMENTS, INC.

                                       By: /s/ Herbert W. Hill, Jr.
                                           -------------------------------------
                                           Name:  Herbert W. Hill, Jr.
                                           Title: Senior Vice President/
                                                  Chief Accounting Officer

                                                             PAGE 11 OF 14 PAGES

CUSIP NO. 004527107

                                   SCHEDULE I

     Name, business address and present principal occupation or employment of the directors and executive officers of Clear Channel:

     Directors

              L. Lowry Mays
              Chairman of the Board and Chief Executive Officer
              200 East Basse Road
              San Antonio, Texas 78209

              Thomas O. Hicks
              Vice Chairman
              Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated
              200 Crescent Court, Suite 1600
              Dallas, Texas 75201

              Mark P. Mays
              President/Chief Operating Officer
              200 East Basse Road
              San Antonio, Texas 78209

              Randall T. Mays
              Executive Vice President/Chief Financial Officer
              200 East Basse Road
              San Antonio, Texas 78209

              B. J. McCombs
              Private Investor
              825 Contour Drive
              San Antonio, Texas 78212

              Alan D. Feld
              Attorney in the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
              1700 Pacific Avenue, 41st Floor
              Dallas, Texas 75021

              Theodore H. Strauss
              Managing Director of Bear, Stearns & Co., Inc.
              300 Crescent Court, Suite 200
              Dallas, Texas 75201

              John H. Williams
              Retired Senior Vice President of Everen Securities, Inc. 4727 Lafayette Avenue
              Fort Worth, Texas 76107

                                                             PAGE 12 OF 14 PAGES

CUSIP NO. 004527107

              Karl Eller
              Chief Executive Officer of Eller Media
              2850 East Camelback Road, Suite 300
              Phoenix, Arizona 85016

              Robert L. Crandall
              Director of American Express Company, Anixter International, Inc., Celestica, Inc., Halliburton
              Company and MediaOne Group, Inc.
              5215 North O'Connor Boulevard, Suite 17
              Irving, Texas 75039

              Vernon E. Jordan, Jr.
              Senior Managing Director of Lazard Freres & Co., LLC, and Of Counsel at the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
              30 Rockefeller Plaza
              New York, New York 10020

              Perry J. Lewis
              Heartland Industrial Partners
              55 Railroad Avenue
              Greenwich, Connecticut 06830

     Executive Officers who are not Directors

              Herbert W. Hill, Jr.
              Senior Vice President/Chief Accounting Officer
              200 East Basse Road
              San Antonio, Texas 78209

              Kenneth E. Wyker
              Senior Vice President, General Counsel and Secretary 200 East Basse Road
              San Antonio, Texas 78209

              William Moll
              President - Television
              200 East Basse Road
              San Antonio, Texas 78209

              Roger Parry
              Chief Executive Officer - Clear Channel International 33 Golden Square
              London WIR 3PA

              Paul Meyer
              President/Chief Operating Officer - Eller Media
              2850 East Camelback Road, Suite 300
              Phoenix, Arizona 85016

                                                             PAGE 13 OF 14 PAGES

CUSIP NO. 004527107

              Juliana F. Hill
              Senior Vice President/Finance
              200 East Basse Road
              San Antonio, Texas 78209

              Randy Michaels
              President of Radio
              200 East Basse Road
              San Antonio, Texas 78209

              Brian Becker
              Chief Executive Officer - Live Entertainment/SFX
              2000 West Loop South, Suite 1300
              Houston, Texas 77027

     Name, business address and present principal occupation or employment of the directors and executive officers of CCI:

     Directors

              L. Lowry Mays
              Chairman of the Board and Chief Executive Officer
              200 East Basse Road
              San Antonio, Texas 78209

              Mark P. Mays
              President/Chief Operating Officer
              200 East Basse Road
              San Antonio, Texas 78209

              Randall T. Mays
              Executive Vice President/Chief Financial Officer
              200 East Basse Road
              San Antonio, Texas 78209

     Executive Officers who are not Directors

              Herbert W. Hill, Jr.
              Senior Vice President/Chief Accounting Officer
              200 East Basse Road
              San Antonio, Texas 78209

              Kenneth E. Wyker
              Senior Vice President, General Counsel and Secretary 200 East Basse Road
              San Antonio, Texas 78209

                                                             PAGE 14 OF 14 PAGES

CUSIP NO. 004527107

              Juliana F. Hill
              Senior Vice President/Finance
              200 East Basse Road
              San Antonio, Texas 78209

                                  EXHIBIT INDEX

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EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

99(a) Agreement and Plan of Merger, dated October 5, 2001, among Clear Channel Communications, Inc., CCMM Merger Sub, Inc. and The Ackerley Group, Inc. (incorporated by reference to Exhibit
                  2.1 to the Current Report Form 8-K (File No. 001-10321) filed by Clear Channel on October 9, 2001).

99(b) Stockholder Voting and Support Agreement, dated as of October 5, 2001, by and between Clear Channel Communications, Inc. and Barry A. Ackerley, and Irrevocable Proxy, dated October 5, 2001, executed by Barry A. Ackerley (incorporated by reference to Exhibit 2.2 to the Current Report Form 8-K (File No. 001-10321) filed by Clear Channel on October 9, 2001).
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